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August 1, 2017

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             General Communication, Inc. — Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of General Communication, Inc. (“GCI”), we enclose herewith for filing under the Securities Act of 1933, as amended, GCI’s Registration Statement on Form S-4 (the “Form S-4”), which includes the joint preliminary proxy statement/prospectus of GCI and Liberty Interactive Corporation (“Liberty Interactive”), relating to the registration of the distribution of the following securities: (i) shares of GCI Liberty Class A-1 Common Stock and GCI Liberty Class B-1 Common Stock to be issued to the shareholders of GCI Liberty, Inc. in the reclassification (as defined below), (ii) shares of GCI Liberty Class A Common Stock and GCI Liberty Series A Cumulative Redeemable Preferred Stock (“GCI Liberty Preferred Stock”) to be issued to the shareholders of GCI in the auto conversion (as defined below), (iii) the shares of GCI Liberty Class A Common Stock and GCI Liberty Class B Common Stock to be issued to Liberty LLC in the contribution (as defined below) and (iv) the shares of GCI Liberty Class A Common Stock and GCI Liberty Class B Common Stock to be issued to holders of Liberty Ventures common stock in full redemption of all such outstanding shares.

GCI, Liberty Interactive and Liberty Interactive LLC, a direct wholly-owned subsidiary of Liberty Interactive (“Liberty LLC”), have entered into an Agreement and Plan of Reorganization, dated as of April 4, 2017 (as may be amended from time to time, the “reorganization agreement”), whereby Liberty Interactive will acquire GCI through a reorganization in which certain assets and liabilities attributed to Liberty Interactive’s Ventures Group (“Liberty Ventures”) will be contributed to GCI in exchange for a controlling interest in GCI.  Pursuant to the reorganization agreement, (i) GCI will effect a reclassification of its capital stock by amending and restating its articles of incorporation (as so amended and restated, the “restated GCI Liberty articles”) (the “reclassification”), (ii) following the reclassification, GCI will effect the automatic conversion of its capital stock in accordance with the terms of the restated GCI Liberty articles (the “auto conversion”), (iii) following the auto conversion, Liberty Interactive and Liberty LLC will contribute certain assets and liabilities attributed to Liberty Ventures to GCI in exchange for a controlling interest in GCI (the “contribution”) and (iv) following the contribution, Liberty Interactive will effect the split-off of its interest in the combined company, which will be named “GCI Liberty, Inc.” (“GCI Liberty”), to the holders of Liberty Ventures common stock in full redemption of all outstanding shares of such stock (together with the reclassification, the auto conversion and the contribution, the “Transactions”).

As a result of the Transactions, holders of GCI Class A Common Stock and GCI Class B Common Stock each will receive (i) 0.63 of a share of GCI Liberty Class A Common Stock and (ii) 0.20 of a share of new GCI Liberty Preferred Stock in exchange for each share of their GCI Class A Common Stock and GCI Class B Common Stock.

Upon satisfaction of the conditions set forth in the reorganization agreement, following the contribution, Liberty Interactive will redeem (the “redemption”) (i) each outstanding share of Series A Liberty Ventures common stock, $0.01 par value (“LVNTA”), for one share of GCI Liberty Class A Common Stock and (ii) each outstanding share of Series B Liberty Ventures common stock, $0.01 par value (“LVNTB”), for one share of GCI Liberty Class B Common Stock, such that all shares of GCI Liberty Class A Common Stock and GCI Liberty Class B Common Stock received by Liberty LLC in connection with the contribution will be distributed to holders of LVNTA and LVNTB, respectively, and GCI Liberty and Liberty Interactive will be separate publicly traded companies.

The Form S-4 and its enclosures describe the proposed Transactions in greater detail.

Each of GCI and Liberty Interactive will hold a special meeting for its respective stockholders to vote on certain matters in connection with the proposed Transactions. At the GCI special meeting, GCI shareholders will be asked to approve: (i) the adoption of the reorganization agreement and the Transactions, (ii) the adoption of the restated GCI Liberty articles, (iii) the issuance of shares of GCI Liberty Class A Common Stock and GCI Liberty Class B Common Stock to Liberty LLC in connection with the contribution and (iv) the compensation that may be paid or become payable to the named executive officers of GCI in connection with the Transactions. At the Liberty Interactive special meeting, Liberty Interactive stockholders will be asked to approve the redemption.

We have been advised that a filing fee in the amount of $742,316 has been paid in connection with the filing of the Form S-4 by wire transfer from GCI’s account at Wells Fargo Bank NA in Anchorage to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis.  U.S. Bank was instructed to note that GCI’s Central Index Key (CIK) is 0000808461.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2503, Fax: (212) 259-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:     Liberty Interactive Corporation

Richard N. Baer

KPMG LLP

Arnold T. Hoy

General Communication, Inc.

Tina Pidgeon

Peter Pounds